Exhibit 99.1

Four Oaks Fincorp, Inc.
2015 Restricted Stock Plan

Article 1           Establishment, Purpose, and Duration

1.1  Establishment. Four Oaks Fincorp, Inc. (the “Company”) hereby establishes an incentive compensation plan to be known as the Four Oaks Fincorp, Inc. 2015 Restricted Stock Plan (the “Plan”), as set forth in this document.   The Plan permits the grant of Restricted Stock and Restricted Stock Units. The Plan shall become effective on the date that it is approved by the Company’s Board (the “Effective Date”) and remain in effect as provided in Section 1.3 hereof.

1.2  Purpose. The purpose of the Plan is to advance the interests of the Company and its shareholders through Awards that give Employees, Directors and Third Party Service Providers a personal stake in the Company’s growth, development and financial success.  Awards under the Plan will motivate Employees, Directors and Third Party Service Providers to devote their best efforts to the business of the Company.  They will also help the Company attract and retain the services of Employees, Directors and Third Party Service Providers who are in a position to make significant contributions to the Company’s future success.

1.3  Duration. Unless sooner terminated as provided herein, the Plan shall terminate ten (10) years from the Effective Date. After the Plan’s termination, no new Awards may be granted, but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions, including the terms and conditions of the Plan.

Article 2           Definitions

Whenever used in this Plan, the following terms shall have the meanings set forth below, and when the meaning is intended, the initial letter of the word shall be capitalized:

2.1  “Affiliate” means any corporation or other entity (including, but not limited to, a partnership or a limited liability company) that is affiliated with the Company through stock or equity ownership or otherwise, and is designated as an Affiliate for purposes of this Plan by the Committee.

2.2  “Annual Award Limit” has the meaning set forth in Section 4.3.

2.3  “Award” means, individually or collectively, a grant under this Plan of Restricted Stock or Restricted Stock Units, in each case subject to the terms of this Plan.

2.4  “Award Agreement” means either: (a) a written agreement entered into by the Company and a Participant setting forth the terms and provisions applicable to an Award granted under this Plan, or (b) a written or electronic statement issued by the Company to a Participant describing the terms and provisions of such Award, including any amendment or modification thereof. The Committee may provide for the use of electronic, Internet, or other nonpaper Award Agreements, and the use of electronic, Internet, or other nonpaper means for the acceptance thereof and actions thereunder by a Participant.

2.5  “Beneficial Owner” or “Beneficial Ownership” has the meaning ascribed to such terms in Rule 13d-3 promulgated under the Exchange Act.

2.6  “Board” or “Board of Directors” means the Board of Directors of the Company.

2.7  “Cause” has the meaning ascribed to such term in any employment agreement between the Company or any of its subsidiaries and the Participant, or, if there is no employment agreement or if any such employment agreement does not contain a definition of “cause”, then Cause shall mean a finding by the Committee that the Participant has (i) demonstrated gross negligence or willful misconduct in the execution of his duties; (ii) refused to comply with the policies, procedures, practices or directions of the Company or any of its subsidiaries, after notice and opportunity to cure within fifteen (15) days after such notice; (iii) committed an act of dishonesty; (iv) been convicted of a felony; or (v) breached his employment agreement, if any.

2.8  “Change in  Control” means a liquidation of the Company, a merger or consolidation in which the Company is not the surviving or resulting corporation, or a sale of all or substantially all of the Company’s assets.

2.9  “Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time. For purposes of this Plan, references to sections of the Code shall be deemed to include references to any applicable regulations thereunder and any successor or similar provision.

2.10    “Committee” means the Compensation Committee of the Board or a subcommittee thereof, or any other committee designated by the Board to administer this Plan. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of the Board.  If the Committee does not exist or cannot function for any reason, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee in which case references to the “Committee” shall be deemed references to the Board.

2.11    “Company” means Four Oaks Fincorp, Inc., a North Carolina corporation, and any successor thereto as provided in Article 19 herein.

2.12    “Covered Employee” means any key Employee who is or may become a “Covered Employee,” as defined in Code Section 162(m), and who is designated, either as an individual Employee or class of Employees, by the Committee within the shorter of: (a) ninety (90) days after the beginning of the Performance Period, or (b) twenty-five percent (25%) of the Performance Period having elapsed, as a “Covered Employee” under this Plan for such applicable Performance Period.

2.13    “Director” means any individual who is a member of the Board of Directors of the Company.

2.14    “Effective Date” has the meaning set forth in Section 1.1.

2.15    “Employee” means any individual who is providing, or has agreed to provide, services to the Company, an Affiliate or a Subsidiary, as an employee.  An Employee shall not include any individual during any period he or she is classified or treated by the Company, Affiliate or Subsidiary as an independent contractor, a consultant, or any employee of an employment, consulting, or temporary agency or any other entity other than the Company, Affiliate or Subsidiary, without regard to whether such individual is subsequently determined to have been, or is subsequently retroactively reclassified as a common-law employee of the Company, Affiliate or Subsidiary during such period.

2.16    “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.17    “Fair Market Value” or “FMV” means the closing price of a Share reported on the stock exchange or quotation system on which the Shares are then listed or quoted on the applicable date, or, if the applicable date is a day the stock exchange or quotation system is not open, the preceding trading day.  In the event Shares are not publicly traded at the time a determination of their value is required to be made hereunder, the determination of their Fair Market Value shall be made in good faith by the Committee, taking into account such factors as the Committee deems appropriate.

2.18    “Insider” means an individual who is, on the relevant date, an officer or Director of the Company, or a more than ten percent (10%) Beneficial Owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Board or Committee in accordance with Section 16 of the Exchange Act.

2.19    “Nonemployee Director” means a Director who is not an Employee.

2.20    “Participant” means any eligible individual as set forth in Article 5 to whom an Award is granted.

2.21    “Performance-Based Compensation” means compensation under an Award that is intended to satisfy the requirements of Code Section 162(m) for certain performance-based compensation paid to Covered Employees. Notwithstanding the foregoing, nothing in this Plan shall be construed to mean that an Award which does not satisfy the requirements for performance-based compensation under Code Section 162(m) does not constitute performance-based compensation for other purposes, including Code Section 409A.

2.22    “Performance Measures” means measures as described in Article 8 on which the performance goals are based and which are approved by the Company’s shareholders pursuant to this Plan in order to qualify Awards as Performance-Based Compensation.

2.23    “Performance Period” means the period of time during which the performance goals must be met in order to determine the degree of payout and/or vesting with respect to an Award.

2.24    “Period of Restriction” means the period when Restricted Stock or Restricted Stock Units are subject to a substantial risk of forfeiture (based on the passage of time, the achievement of performance goals, or the occurrence of other events as determined by the Committee, in its discretion), as provided in Article 8.

2.25    “Plan” means the Four Oaks Fincorp, Inc. 2015 Restricted Stock Plan.

2.26    “Plan Year” means the calendar year.

2.27    “Restricted Stock” means an Award of Shares granted to a Participant pursuant to Article 8.

2.28    “Restricted Stock Unit” means an Award granted to a Participant pursuant to Article 8, except no Shares are actually awarded to the Participant on the date of grant.

2.29    “Share” means a share of common stock of the Company, par value $1.00 per share.

2.30    “Subsidiary” means any corporation or other entity, whether domestic or foreign, in which the Company has or obtains, directly or indirectly, a proprietary interest of more than fifty percent (50%) by reason of stock ownership or otherwise.

2.31    “Termination” or “Terminate” means: (a) if a Participant is an Employee, cessation of the employee-employer relationship between a Participant and the Company and all Affiliates and Subsidiaries for any reason; (b) if a Participant is a Nonemployee Director, termination of the Nonemployee Director’s service on the Board for any reason; and (c) if a Participant is a Third Party Service Provider, termination of the Third Party Service Provider’s service relationship with the Company and all Affiliates and Subsidiaries for any reason.  Notwithstanding the foregoing, with respect to any Award subject to Code Section 409A, any such cessation or termination also must constitute a “separation from service” as defined under Treasury Regulation Section 1.409A-1(h).

2.32    “Third Party Service Provider” means any consultant, agent, advisor, or independent contractor who renders services to the Company, a Subsidiary, or an Affiliate that (a) are not in connection with the offer or  sale of securities in a capital market raising transaction and (b) do not directly or indirectly promote or maintain a market for the company’s securities.

Article 3           Administration

3.1      General. The Committee shall be responsible for administering the Plan, subject to this Article 3 and the other provisions of this Plan. The Committee may employ attorneys, consultants, accountants, agents, and other advisors, any of whom may be an Employee, and the Committee, the Company, and its officers and Directors shall be entitled to rely upon the advice, opinions, or valuations of any such advisors.  All actions taken and all interpretations and determinations made by the Committee shall be final and binding upon the Participants, the Company, and all other interested individuals.

3.2      Authority of the Committee. Subject to any express provisions set forth in the Plan, the Committee shall have full  and exclusive discretionary power to (i) designate Employees, Directors and Third Party Service Providers to be recipients of Awards; (ii) determine the type and size of Awards; (iii) determine the terms and conditions of Awards; (iv) certify satisfaction of performance goals for purposes of satisfying the requirements of Code Section 162(m), if applicable; (v) construe and interpret the terms and the intent of the Plan and any Award Agreement or other instrument entered into under the Plan; (vi) establish, amend, or waive rules and regulations for the Plan’s administration; (vii) subject to the provisions of Section 4.4, authorize conversion or substitution under the Plan of any or all outstanding options or other awards held by service providers of an entity acquired by the Company on terms determined by the Committee; (viii) subject to the provisions of Articles 11 and 13, amend the terms and conditions of any outstanding Award; (ix) grant Awards as an alternative to, or as the form of payment for, grants or rights earned or due under compensation plans or similar arrangements of the Company; and (x) make any other determination and take any other action that it deems necessary or desirable for the administration of the Plan.

3.3      Delegation. To the extent permitted by law and any applicable rules of a stock exchange or quotation system on which the Shares are listed or quoted the Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as can the Committee: (a) designate Employees and Third Party Service Providers to be recipients of Awards; and (b) determine the type and size of any such Awards; provided, however:  (i) the authority to make Awards to any Nonemployee Director or to any Employee who is considered an Insider may not be delegated; (ii) the resolution providing such authorization shall set forth the total number of Shares and Awards such officer(s) may grant to any one Participant and in the aggregate; and (iii) the officer(s) shall report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

Article 4           Shares Subject to This Plan and Maximum Awards

4.1      Number of Shares Available for Awards.  Subject to adjustment as provided in Section 4.4 herein, the maximum number of Shares available for issuance under this Plan (the “Share Authorization”) shall be One Million Nine Hundred Twenty Thousand (1,920,000) Shares.  All such Shares shall be available for issuance in the form of any of the Awards authorized under the Plan, as determined by the Committee in its discretion.  A Nonemployee Director shall not be granted Awards in any Plan Year that would result in the Company recognizing an aggregate compensation expense for such Awards in excess of two hundred fifty thousand dollars ($250,000).   Further, except as may otherwise be permitted under the terms of the Company’s Tax Asset Protection Plan dated as of August 18, 2014, in no case shall any Participant receive Awards pursuant to this Plan that would result in such Participant, together with Such Participant’s Affiliates, becoming the Beneficial Owners (as such term is defined in the Tax Asset Protection Plan) of more than (4.9%) of the Company’s then-outstanding Shares.

4.2      Share Usage. Shares covered by an Award shall be reserved for that award while the reward remains outstanding but shall only be counted as used to the extent they are actually issued.  Further, any Shares withheld to satisfy tax withholding obligations on Awards issued under the Plan shall be eligible to be returned as available Shares under the Plan. Any Shares related to Awards that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Committee’s permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for grant under this Plan.

4.3      Annual Award Limit.  Unless and until the Committee determines that an Award to a Covered Employee shall not be designed to qualify as Performance-Based Compensation, the maximum aggregate Awards of Restricted Stock or Restricted Stock Units in any one Plan Year to any one Participant shall be five hundred thousand (500,000) Shares, as adjusted pursuant to Sections 4.4 and/or 13.2 (the “Annual Award Limit”).

4.4      Adjustments in Authorized Shares.  In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, incorporation, spin-off, combination, repurchase, exchange of Shares or other securities, dividend or distribution of Shares or other special and nonrecurring dividend or distribution (other than cash dividends or distributions), liquidation, dissolution, sale or purchase of assets or other similar transactions or events, affects the Shares such that an adjustment is determined by the Committee to be appropriate in order to prevent dilution or enlargement of the rights of Grantees under the Plan, then the Committee shall equitably adjust any or all of (i) the number and kind of securities deemed to be available thereafter for grants of Awards under this Plan or under particular forms of Awards, (ii) the number and kind of securities subject to outstanding Awards, (iii) the Annual Award Limit or (iv) other value determinations applicable to outstanding Awards.

In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, outstanding Awards (including, without limitation, acceleration of the expiration date of such Awards, cancellation of such Awards in exchange for the intrinsic  value, if any, of the vested portion thereof, substitution of outstanding Awards using securities or other obligations of a successor or other entity, modifications of performance goals, changes in the length of Performance Periods, or payment of a bonus or dividend equivalent) in recognition of unusual or nonrecurring events (including, without limitation, a Change in Control, an event described in the preceding sentence, or a cash dividend or distribution) affecting the Company or any subsidiary of the Company or the financial statements of the Company or any subsidiary of the Company, or in response to changes in applicable laws, regulations, or accounting principles.

Subject to the provisions of Article 13 and notwithstanding anything else herein to the contrary, without affecting the number of Shares reserved or available hereunder, the Committee may authorize the issuance or assumption of benefits under this Plan in connection with any merger, consolidation, acquisition of property or stock, or reorganization upon such terms and conditions as it may deem appropriate (including, but not limited to, a conversion of equity awards into Awards under this Plan in a manner consistent with applicable accounting standards, subject to compliance with the rules under Code Sections, 422 and 424, as and where applicable).

Article 5           Eligibility and Participation

5.1      Eligibility. Individuals eligible to participate in this Plan include all Employees, Directors and Third Party Service Providers.  An Employee on “leave of absence” (as such term is defined in the Company’s employee handbook, or, if no such definition exists, as otherwise defined by the Committee in its discretion) may be considered as still in the employ of the Company, an Affiliate or Subsidiary for purposes of eligibility for participation in the Plan, as well as continued vesting of Awards under the Plan, if so determined by the Committee in its discretion.

5.2        Actual Participation. Subject to the provisions of this Plan, the Committee may, from time to time in its sole discretion, select from the individuals eligible to participate, those to whom Awards shall be granted.

Article 6           Restricted Stock and Restricted Stock Units

6.1      Grant of Restricted Stock or Restricted Stock Units.  Subject to the terms and provisions of this Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock and/or Restricted Stock Units to Participants in such amounts as the Committee shall determine. Restricted Stock Units shall be similar to Restricted Stock except that no Shares are actually awarded to the Participant on the date of grant.

6.2      Award Agreement. Each Restricted Stock and/or Restricted Stock Unit grant shall be evidenced by an Award Agreement that shall specify the Period(s) of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

6.3      Other Restrictions. The Committee may impose such conditions and/or restrictions on Shares of Restricted Stock granted pursuant to this Plan and Shares received upon settlement of a Restricted Stock Unit as it deems advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance goals, time-based restrictions on vesting following the attainment of the performance goals, time-based restrictions, and/or restrictions under applicable laws or under the requirements of any stock exchange or market upon which such Shares are listed or traded, or holding requirements or sale restrictions placed on the Shares by the Company upon vesting of such Restricted Stock or Restricted Stock Units.

To the extent deemed appropriate by the Committee, the Company may retain the certificates representing Shares of Restricted Stock in the Company’s possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied or lapse.

Except as otherwise provided in this Article 6, Shares of Restricted Stock covered by each Restricted Stock Award shall become freely transferable by the Participant after all conditions and restrictions applicable to such Shares have been satisfied or lapse (including satisfaction of any applicable tax withholding obligations), and Restricted Stock Units shall be paid in cash, Shares, or a combination of cash and Shares as the Committee, in its sole discretion, shall determine.

6.4      Certificate Legend. In addition to any legends placed on certificates pursuant to Section 6.3, each certificate representing Shares of Restricted Stock granted pursuant to this Plan may bear a legend such as the following or as otherwise determined by the Committee in its sole discretion:

“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Four Oaks Fincorp, Inc. 2015 Restricted Stock Plan and an Award Agreement.  Copies of such Plan and Agreement are on file at the offices of Four Oaks Fincorp, Inc., 6114 U.S. 301 South, Four Oaks, NC 27524.”

6.5      Voting Rights. Unless otherwise determined by the Committee and set forth in a Participant’s Award Agreement, to the extent permitted or required by law, as determined by the Committee, Participants holding Shares of Restricted Stock granted hereunder may be granted the right to exercise full voting rights with respect to those Shares during the Period of Restriction.  A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder.

6.6      Termination of Employment/Service. Each Award Agreement shall set forth the extent to which the Participant shall have the right to retain Restricted Stock and/or Restricted Stock Units following the Participant’s Termination.  Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with each Participant, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to this Plan, and may reflect distinctions based on the reasons for Termination.

6.7      Section 83(b) Election. The Committee may provide in an Award Agreement that the Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Code Section 83(b). If a Participant makes an election pursuant to Code Section 83(b) concerning a Restricted Stock Award, the Participant shall be required to file promptly a copy of such election with the Company.

Article 7           Transferability and Forfeiture of Awards

7.1      Transfer Restrictions. Except as provided in Section 7.2 below, Awards shall not be transferable other than by will or the laws of descent and distribution; no Awards shall be subject, in whole or in part, to attachment, execution, or levy of any kind; and any purported transfer in violation hereof shall be null and void.  The Committee may establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable or Shares deliverable in the event of, or following, the Participant’s death, may be provided.

7.2      Committee Action. The Committee may, in its discretion, determine that notwithstanding Section 7.1, any or all Awards shall be transferable to such transferees, and subject to such terms and conditions, as the Committee may deem appropriate; provided, however, no Award may be transferred for value (as described in the General Instructions to Form S-8).

7.3      Forfeiture of Awards. Notwithstanding anything else to the contrary contained herein, the Committee in granting any Award shall have the full power and authority to determine whether, to what extent and under what circumstances such Award shall be forfeited, cancelled or suspended.  Unless an Award Agreement includes provisions expressly superseding the provisions of this Section 7.3, the provisions of this Section 7.3 shall apply to all Awards. Any such forfeiture shall be effected by the Company in such manner and to such degree as the Committee, in its sole discretion, determines, and will in all events (including as to the provisions of this Section 7.3) be subject to applicable laws.

In order to effect a forfeiture under this Section 7.3, the Committee may require that the Participant sell Shares issued pursuant to this Plan to such other person as the Company may designate at such price and on such other terms and conditions as the Committee in its sole discretion may require.  Further, as a condition of each Award, the Company shall have, and each Participant shall be deemed to have given the Company, a proxy on each Participant’s behalf, and each Participant shall be required and be deemed to have agreed to execute any other documents necessary or appropriate to carry out this Section 7.3.

Unless otherwise specified by the Committee, in addition to any vesting or other forfeiture or repurchase conditions that may apply to an Award and Shares issued pursuant to an Award, each Award granted under the Plan will be subject to the following forfeiture conditions:

(a)  Breach of a Restrictive Covenant. All outstanding Awards and Shares issued pursuant to an Award held by an Participant will be forfeited in their entirety (including as to any portion of an Award or Shares subject thereto that are vested or as to which any repurchase or resale rights or forfeiture restrictions in favor of the Company or its designee with respect to such Shares have previously lapsed) if the Participant breaches any noncompetition, confidentiality or other restrictive covenant that may apply to the Participant, as determined by the Committee in its sole discretion; provided, that if a Participant has sold Shares issued pursuant to this Plan within six (6) months prior to the date on which the Participant would otherwise have been required to forfeit such Shares or the Option under this subsection (a) as a result of the Participant’s breach, then the Company will be entitled to recover any and all profits realized by the Participant in connection with such sale.

(b)  Termination for Cause. All outstanding Awards and Shares issued pursuant to an Award held by a Participant will be forfeited in their entirety (including as to any portion of an Award or Shares subject thereto that are vested or as to which any repurchase or resale rights or forfeiture restrictions in favor of the Company or its designee have previously lapsed) if the Participant’s employment or service is terminated by the Company for Cause; provided, however, that if a Participant has sold Shares issued pursuant to this Plan within six (6) months prior to the date on which the Participant would otherwise have been required to forfeit such Shares under this subsection (b) as a result of termination of the Participant’s employment or service for Cause, then the Company will be entitled to recover any and all profits realized by the Participant in connection with such sale; and provided further, that in the event the Committee determines that it is necessary to establish whether grounds exist for termination for Cause, the Award will be suspended during any period required to conduct such determination, meaning that the vesting and/or lapse of restrictions otherwise applicable to the Award will be tolled and if grounds for such termination are determined to exist, the forfeiture specified by this subsection (b) will apply as of the date of suspension, and if no such grounds are determined to exist, the Award will be reinstated on its original terms.

Article 8           Performance Measures

8.1      Performance Measures. The performance goals upon which the payment or vesting of an Award to a Covered Employee that is intended to qualify as Performance-Based Compensation shall be limited to the following Performance Measures:

(a)	Net earnings or net income (before or after taxes);
(b)	Earnings per share;
(c)	Net new business;
(d)	Net sales or revenue growth;
(e)	Net operating profit (including, but not limited to, operating income and operating surplus);
(f)	Return measures (including, but not limited to, return on assets, capital, invested capital, equity, sales, or revenue);
(g)	Cash flow (including, but not limited to, operating cash flow, free cash flow, cash generation, cash flow return on equity, and cash flow return on investment);
(h)	Earnings before or after taxes, interest, depreciation, and/or amortization;
(i)	Gross, contribution, or operating margins;
(j)	Share price (including, but not limited to, growth measures and total shareholder return);
(k)	Expense targets;
(l)	Operating efficiency (including, but not limited to, productivity measurements);
(m)	Market share;
(n)	Working capital targets and change in working capital;
(o)	Economic value added or EVA® (net operating profit after tax minus the sum of capital multiplied by the cost of capital); and
(p)	Segment income from operations and income from operations.

Any Performance Measure(s) may be used to measure the performance of the Company, Subsidiary, and/or Affiliate as a whole or any business unit of the Company, Subsidiary, and/or Affiliate or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Measures as compared to the performance of a group of comparator companies, or published or special index that the Committee, in its sole discretion, deems appropriate, or the Company may select Performance Measure (j) above as compared to various stock market indices.  The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of performance goals pursuant to the Performance Measures specified in this Article 8.

8.2      Evaluation of Performance. The Committee may provide in any such Award that any evaluation of achievement of Performance Measures may include or exclude any of the following events that occur during a Performance Period: (a) asset write-downs, (b) litigation or claim judgments or settlements, (c) the effect of changes in tax laws, accounting principles, or other laws or provisions affecting reported results, (d) any reorganization and restructuring programs, (e) extraordinary, unusual, or infrequently occurring items as defined pursuant to Financial Accounting Standards Board Accounting Standards Codification 225-20, Income Statement – Extraordinary and Unusual Items, and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report on Form 10-K for the applicable  year, (f) acquisitions or divestitures, and (g) foreign exchange gains and losses; and (h) changes in material liability estimates.  To the extent such inclusions or exclusions affect Awards to Covered Employees, they shall be prescribed in a form that meets the requirements of Code Section 162(m) for deductibility.

8.3      Adjustment of Performance-Based Compensation. Awards that are intended to qualify as Performance-Based Compensation may not be adjusted upward. The Committee shall retain the discretion to adjust such Awards downward, either on a formula or discretionary basis, or any combination, based on market, performance or service conditions, as the Committee determines.

8.4      Committee Discretion. In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Measures without obtaining shareholder approval of such changes, the Committee shall have sole discretion to make such changes without obtaining shareholder approval. In addition, in the event that the Committee determines that it is advisable to grant Awards that shall not qualify as Performance-Based Compensation, the Committee may make such grants without satisfying the requirements of Code Section 162(m) and base vesting on Performance Measures other than those set forth in Section 8.1.

Article 9           Awards to Nonemployee Directors

The Board shall set the amount(s) and type(s) of Awards that shall be granted to all Nonemployee Directors on a periodic, nondiscriminatory basis pursuant to the Plan, as well as any additional amount(s), if any, to be awarded, also on a periodic, nondiscriminatory basis, based on each of the following:  (i) the number of Board committees on which a Nonemployee Director serves; (ii) service of a Nonemployee Director as the chair of a Board committee; (iii) service of a Nonemployee Director as Chairman of the Board; or (iv) the initial selection or appointment of an individual to the Board as a Nonemployee Director.  Subject to the foregoing, the Board shall grant such Awards to Nonemployee Directors, as it shall from time to time determine.

Article 10         Dividends and Dividend Equivalents

Any Participant selected by the Committee may be granted dividends or dividend equivalents based on the dividends declared on Shares that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award vests or expires, as determined by the Committee; provided, however, that dividends or dividend equivalents credited with respect to performance-based Awards will be subject to the same underlying performance-based vesting conditions as the Awards and will not be subject to Committee discretion.  The dividends or dividend equivalents may be subject to any limitations and/or restrictions determined by the Committee. Such dividend equivalents shall be converted to cash or additional Shares by such formula and at such time and subject to such limitations as may be determined by the Committee.

Article 11         Change in Control

Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, the restrictions and deferral limitations and other conditions applicable to any Awards under the Plan shall lapse, and such Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

Article 12         Rights of Participants

12.1    Employment/Service. Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Affiliates, and/or its Subsidiaries to terminate any Participant’s employment or service on the Board or to the Company at any time or for any reason not prohibited by law, nor confer upon any Participant any right to continue his employment or service as a Director or Third Party Service Provider for any specified period of time.

Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, its Affiliates, and/or its Subsidiaries and, accordingly, subject to Articles 3 and 13, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Committee without giving rise to any liability on the part of the Company, its Affiliates, and/or its Subsidiaries.

12.2    Participation. No individual shall have the right to be selected to receive an Award under this Plan or, having been so selected, to be selected to receive a future Award.

12.3    Rights as a Shareholder. Except as otherwise provided herein or in any Award Agreement, a Participant shall have none of the rights of a shareholder with respect to Shares covered by any Award until the Participant becomes the record holder of such Shares.

Article 13         Amendment, Modification, Suspension, and Termination

13.1    Amendment, Modification, Suspension, and Termination. Subject to Section 13.3, the Committee may, at any time and from time to time, alter, amend, modify, suspend, or terminate this Plan and any Award Agreement in whole or in part.  No material amendment of this Plan shall be made without shareholder approval if shareholder approval is required by law, regulation, or stock exchange rule.

13.2    Adjustment of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events.  The Committee may make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 4.4 hereof) affecting the Company or the financial statements of the Company or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent unintended dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan.  The determination of the Committee as to the foregoing adjustments, if any, shall be conclusive and binding on Participants under this Plan.

13.3    Awards Previously Granted. Notwithstanding any other provision of this Plan to the contrary (other than Section 13.4), no termination, amendment, suspension, or modification of this Plan or an Award Agreement shall adversely affect in any material way any Award previously granted under this Plan, without the written consent of the Participant holding such Award.

13.4    Amendment to Conform to Law. Notwithstanding any other provision of this Plan to the contrary, the Board may amend the Plan or an Award Agreement, to take effect retroactively or otherwise, as deemed necessary or advisable for the purpose of conforming the Plan or an Award Agreement to any present or future law relating to plans of this or similar nature (including, but not limited to, Code Section 409A), and to the administrative regulations and rulings promulgated thereunder.  By accepting an Award under this Plan, each Participant agrees to any amendment made pursuant to this Section 13.4 to any Award granted under the Plan without further consideration or action.

Article 14        Withholding

14.1    Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulation to be withheld with respect to any taxable event arising as a result of this Plan.

14.2    Share Withholding. With respect to withholding required upon the lapse of restrictions on Restricted Stock and Restricted Stock Units or any other taxable event arising as a result of an Award granted hereunder, a Participant may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that could be imposed on the transaction.  All such elections shall be irrevocable, made in writing, and signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 15         Successors

All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 16         General Provisions

16.1    Legend. The certificates for Shares may include any legend that the Committee deems appropriate to reflect any restrictions on transfer of such Shares.

16.2    Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural.

16.3    Severability. In the event any provision of this Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

16.4    Requirements of Law. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchange as may be required.

16.5    Delivery of Title. The Company shall have no obligation to issue or deliver evidence of title for Shares issued pursuant to this Plan prior to:

(a)  Obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(b)  Completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable.

16.6    Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

16.7    Investment Representations. The Committee may require any individual receiving Shares pursuant to an Award under this Plan to represent and warrant in writing that the individual is acquiring the Shares for investment and without any present intention to sell or distribute such Shares.

16.8    State Securities Laws.  Notwithstanding any provision of this Plan to the contrary, the Committee, in its sole discretion, shall have the power and authority to modify the terms and conditions of any Award granted to Employees, Directors or Third Party Service Providers who reside in one or more individual states to the extent necessary or desirable under applicable state securities laws.  Any modifications to Plan terms and procedures established under this Section 16.8 by the Committee shall be attached to this Plan document as appendices.

16.9    Uncertificated Shares. To the extent that this Plan provides for issuance of certificates to reflect the transfer of Shares and the Shares are publicly traded, the transfer of such Shares may be effected on a noncertificated basis, to the extent not prohibited by applicable law or the rules of any stock exchange.

16.10  Unfunded Plan. Participants shall have no right, title, or interest whatsoever in or to any investments that the Company and/or its Subsidiaries and/or its Affiliates may make to aid it in meeting its obligations under this Plan. Nothing contained in this Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative, or any other individual. To the extent that any individual acquires a right to receive payments from the Company, its Subsidiaries, and/or its Affiliates under this Plan, such right shall be no greater than the right of an unsecured general creditor of the Company, a Subsidiary, or an Affiliate, as the case may be. All payments to be made hereunder shall be paid from the general funds of the Company, a Subsidiary, or an Affiliate, as the case may be, and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in this Plan.

16.11  No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, Awards, or other property shall be issued or paid in lieu of fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

16.12  Retirement and Welfare Plans. Neither Awards made under this Plan nor Shares or cash paid pursuant to such Awards may be included as “compensation” for purposes of computing the benefits payable to any Participant under the Company’s or any Subsidiary’s or Affiliate’s retirement plans (both qualified and nonqualified) or welfare benefit plans unless such other plan expressly provides that such compensation shall be taken into account in computing a Participant’s benefit.

16.13  Deferred Compensation. Except for any deferral feature built into an Award of Restricted Stock Units, no deferral of compensation (as defined under Code Section 409A or guidance thereto) is intended under this Plan.  Notwithstanding this intent, if any Award would be considered deferred compensation as defined under Code Section 409A, and if this Plan fails to meet the requirements of Code Section 409A with respect to such Award, then such Award shall be null and void.  However, the Committee may permit deferrals of compensation pursuant to the terms of a Participant’s Award Agreement, a separate plan, or a subplan which meets the requirements of Code Section 409A and any related guidance.  Additionally, to the extent any Award is subject to Code Section 409A, notwithstanding any provision herein to the contrary, the Plan does not permit the acceleration of the time or schedule of any distribution related to such Award, except as permitted by Code Section 409A, the regulations thereunder, and/or the Secretary of the United States Treasury.

16.14  Nonexclusivity of This Plan. The adoption of this Plan shall not be construed as creating any limitations on the power of the Board or Committee to adopt such other compensation arrangements as it may deem desirable for any Participant.

16.15  No Constraint on Corporate Action. Nothing in this Plan shall be construed to: (a) limit, impair, or otherwise affect the Company’s or a Subsidiary’s or an Affiliate’s right or power to make adjustments, reclassifications, reorganizations, or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell, or transfer all or any part of its business or assets; or, (b) limit the right or power of the Company or a Subsidiary or an Affiliate to take any action which such entity deems to be necessary or appropriate.

16.16  Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of North Carolina, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.  Unless otherwise provided in the Award Agreement, recipients of an Award under this Plan are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of North Carolina to resolve any and all issues that may arise out of or relate to this Plan or any related Award Agreement.

16.17  Indemnification. Subject to requirements of North Carolina law, each individual who is or shall have been a member of the Board, or a committee appointed by the Board, or an officer of the Company to whom authority was delegated in accordance with Article 3, shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by the Participant in connection with or resulting from any claim, action, suit, or proceeding to which the Participant may be a party or in which the Participant may be involved by reason of any action taken or failure to act under this Plan and against and from any and all amounts paid by the Participant in settlement thereof, with the Company’s approval, or paid by the Participant in satisfaction of any judgment in any such action, suit, or proceeding against the Participant, provided the Participant shall give the Company an opportunity, at its own expense, to handle and defend the same before the Participant undertakes to handle and defend it on the Participant’s own behalf, unless such loss, cost, liability, or expense is a result of the Participant’s own willful misconduct or except as expressly provided by statute.

The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled under the Company’s Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

16.18  Recoupment.  A Participant will be obligated to return to the Company payments received with respect to Awards in the event of an overpayment to the Participant of incentive compensation due to inaccurate financial data, in accordance with any applicable Company clawback or recoupment policy, as such policy may be amended and in effect from time to time, or as otherwise required by law or applicable stock exchange listing standards, including, without limitation Section 10D of the Exchange Act.  Each Participant, by accepting an Award pursuant to the Plan, agrees to return the full amount required under this Section 16.18 at such time and in such manner as the Committee shall determine in its sole discretion and consistent with applicable law.